82-3371

03 FEB -6 AM 7:21

03003672

Kobe Steel Interim Report 2002

Six Months Ended September 30

SUPPL

KOBELCO
KOBE STEEL, LTD.

Message from the President

Economic conditions in the first half of fiscal 2002 continued to be difficult. Although exports to Asia increased, domestic personal spending and capital investment were weak as deflationary pressures mounted.

In our business operations, steel, aluminum, and copper sales were dampened due to the slumping domestic economy. However, machinery sales were firm and the start-up of a power plant in our IPP (independent power producer) business also bolstered sales. As a result, consolidated net sales totaled ¥577.4 billion, dipping 0.1% from the same period last year. Overall cost reductions enabled operating income to rise 126.3% to ¥34.5 billion, while net income increased to ¥5.2 billion, versus a loss for the same period last year.

Iron and Steel
Japan's production of crude steel rose over the same period last year. Although severe conditions persisted amid low capital investment and construction, overseas demand particularly in Asia recovered and led to a rise in exports. In addition, a sharp decrease in inventories tightened the market. However, sluggish domestic demand resulted in lower steel sales. Sales also went down in our welding business. While exports mainly to Asia were strong, domestic demand in the construction industry was sluggish.

Conversely, sales were up for marine castings and forgings and titanium products for power and desalination plants. The start-up of our power plant in the IPP business also contributed to overall sales. As a result, segment sales rose 4.5% to ¥252.5 billion, while operating income increased 178.3% to ¥21.3 billion.

Aluminum and Copper
Shipments of rolled aluminum products went up due to a rising demand for bottle cans and an increase in aluminum plate used in semiconductor manufacturing equipment. Aluminum extrusions for the automotive market were also firm, leading to higher overall aluminum sales over the same period last year.

Shipments of rolled copper products also increased. Copper strip rose due to a recovery in IT demand, leading to higher overall copper sales over the same period last year. However, domestic air conditioner makers continued to shift production overseas, lowering domestic demand for copper tube.

Higher aluminum and copper shipments were offset by low raw material prices, leading to a 3.4% decrease in segment sales to ¥128.1 billion. However, cost reductions and the strong performance of overseas subsidiaries contributed to a 36.2% increase in operating income to ¥6.4 billion.

Machinery
Domestic orders decreased 34.3% to ¥52 billion due to a sharp drop in orders for municipal solid waste treatment plants. Overseas orders for equipment for the nuclear power industry and rotating machinery were firm, leading to a 40.5% increase to ¥14.9 billion. Total orders decreased 25.5% to ¥67.0 billion and the backlog of orders was ¥170.8 billion.

Previous years' orders for solid waste treatment plants resulted in a 4.7% increase in segment sales to ¥98.4 billion. Operating

income was ¥141 million versus a loss in the same period last year.

Construction Machinery
Demand for construction equipment in Japan went down sharply due to curtailed public works and low capital investment. While orders in North America and Europe were sluggish, the Chinese market was strong and Southeast Asian demand was on a recovery path. As a result, segment sales were flat at ¥73.3 billion and operating income rose 30.2% to ¥1.5 billion, in comparison to the same period last year.

Real Estate
Despite low mortgage rates and the extension of tax breaks for new homes, housing starts are anticipated to fall for three consecutive years. Segment sales went down 32.2% to ¥15.8 billion. Operating income decreased 46.8% to ¥2.0 billion. Factors include weak consumer interest, low real estate prices, and the higher number of housing sales in the same period last year.

Other Businesses
In fiscal 2001, the partial equity transfer of an information system subsidiary led to a 35.6% decrease in segment sales to ¥25.5 billion. Operating income rose sharply to 2.2 billion owing to improved performance in a semiconductor inspection subsidiary.

Corporate Highlights
A new, strategic area is our IPP business. The No. 1 Power Plant of our Shinko Kobe Power Station began commercial operation in April 2002. A second power plant currently under construction is to start up in April 2004. At that time the power station will have a combined capacity to generate 1.4 million kilowatts and will boost Kobe City's self-sufficiency for electricity.

Looking at the second half of the fiscal year, conditions will be increasingly severe. In these difficult times, we further strengthened our ties with Nippon Steel Corporation and formed an alliance with Sumitomo Metal Industries, Ltd. in November 2002. In this three-way alliance, the companies intend to take an equity share in each other. Going one step further, we anticipate higher efficiencies and cost reductions in our Iron and Steel business that will contribute to greater profitability.

We are accelerating the selection and consolidation of our businesses to implement change and improve our financial performance. We are building a stabler profit base, working to eliminate undisposed deficits, and decreasing our interest-bearing liabilities.

As we become a stronger and more profitable company, we thank you for your understanding and ask for your continued support.

December 2002

K. Mizukoshi

Koshi Mizukoshi
President and Chief Executive Officer

Consolidated Interim Balance Sheets

At September 30, 2002 and 2001 (unaudited)

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current assets:			
Cash and time deposits	¥ 100,830	¥ 128,528	$ 822,431
Marketable securities	7	8,367	57
Notes and accounts receivable:			
Trade	193,079	229,141	1,574,869
Unconsolidated subsidiaries and affiliates	70,323	75,405	573,597
Other	15,452	14,578	126,036
Allowance for doubtful accounts	(1,144)	(1,228)	(9,331)
	277,710	317,896	2,265,171
Inventories	227,756	261,965	1,857,716
Deferred income taxes	17,439	12,975	142,243
Other	20,231	21,282	165,016
Total current assets	643,973	751,013	5,252,634
Investments and other assets:			
Investments in securities	51,534	66,014	420,343
Investments in and advances to unconsolidated subsidiaries and affiliates	44,446	36,462	362,529
Long-term loans receivable	7,747	8,487	63,189
Other	80,829	81,001	659,290
Allowance for doubtful accounts	(9,875)	(8,513)	(80,546)
	174,681	183,451	1,424,805
Plant and equipment:			
Land	224,180	159,461	1,828,548
Buildings and structures	613,471	604,789	5,003,842
Machinery and equipment	1,760,223	1,695,069	14,357,447
Construction in progress	30,349	69,501	247,545
	2,628,223	2,528,820	21,437,382
Less accumulated depreciation	(1,618,574)	(1,577,580)	(13,202,072)
	1,009,649	951,240	8,235,310
Intangible assets	21,211	20,114	173,010
Deferred income taxes	78,001	106,585	636,223
	¥ 1,927,515	¥ 2,012,403	$15,721,982

See accompanying notes.

Liabilities and Stockholders' Equity	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings	¥ 292,583	¥ 304,206	$ 2,386,485
Current portion of long-term debt	87,931	102,288	717,219
Notes and accounts payable:			
Trade	201,202	219,989	1,641,126
Construction	18,624	38,010	151,909
Unconsolidated subsidiaries and affiliates	53,146	54,583	433,491
Other	11,375	18,484	92,781
	284,347	331,066	2,319,307
Advances from customers	28,956	28,495	236,183
Customers' and employees' deposits	20,655	23,647	168,475
Provision for restructuring costs	8,295	5,520	67,659
Income and enterprise taxes payable	3,906	2,481	31,860
Deferred income taxes	102	147	832
Other	46,806	60,200	381,777
Total current liabilities	773,581	858,050	6,309,797
Long-term liabilities:			
Long-term debt	668,466	736,993	5,452,414
Employees' retirement benefits	54,595	65,952	445,310
Allowance for special repairs	—	5,832	—
Deferred income taxes	10,507	7,893	85,701
Other	105,367	71,222	859,437
	838,935	887,892	6,842,862
Contingent liabilities (Note 2)			
Minority interests	29,705	19,318	242,292
Stockholders' equity:			
Common stock:			
Authorized - 6,000,000,000 shares			
Issued - 2,867,549,861 shares in 2002 and 2,835,981,926 in 2001	215,167	213,667	1,755,033
Additional paid-in capital	137,643	132,309	1,122,700
Accumulated deficit	(58,087)	(72,911)	(473,793)
Land revaluation	2,313	139	18,866
Net unrealized holding gains (losses) on securities	(1,042)	(6,328)	(8,499)
Foreign currency translation adjustments	(9,948)	(19,358)	(81,142)
Treasury stock, at cost	(752)	(375)	(6,134)
Total stockholders' equity	285,294	247,143	2,327,031
	¥ 1,927,515	¥ 2,012,403	$ 15,721,982

Consolidated Interim Statements of Operations

Six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Net sales	¥ 577,371	¥ 578,004	$ 4,709,388
Cost of sales	481,677	494,433	3,928,850
Gross profit	95,694	83,571	780,538
Selling, general and administrative expenses	61,178	68,322	499,005
Operating income	34,516	15,249	281,533
Other income (expenses) :			
Interest and dividend income	1,104	2,027	9,005
Interest expense	(15,127)	(15,649)	(123,385)
Seconded employees' salaries net of reimbursement	(9,144)	(10,589)	(74,584)
Gain on sale of securities	6,440	253	52,529
Loss on write down of securities and investments	—	(2,569)	—
Loss on sale or disposal of plant and equipment	(2,823)	(1,149)	(23,026)
Loss on disposal of inventories	(2,660)	—	(21,697)
Foreign exchange loss	(2,122)	(1,302)	(17,308)
Reversal of allowance for special repairs	5,913	—	48,230
Gain from transfer of business	2,351	—	19,176
Provision for restructuring costs	(987)	—	(8,051)
Special employees' retirement benefits	(980)	—	(7,993)
Gain on securities for contribution to employee pension plan	—	8,866	—
Effect of applying new accounting standard for retirement benefits	(6,383)	(6,451)	(52,064)
Amortization of prior service credit of pension plans	3,488	—	28,450
Equity in income of unconsolidated subsidiaries and affiliates	2,138	620	17,439
Other, net	(4,488)	1,922	(36,606)
	(23,280)	(24,021)	(189,885)
Gain (loss) before income taxes	11,236	(8,772)	91,648
Income taxes:			
Current	(2,700)	(2,814)	(22,023)
Deferred	(3,444)	992	(28,091)
	(6,144)	(1,822)	(50,114)
Minority interests in losses of subsidiaries	137	99	1,117
Net income (loss)	¥ 5,229	¥ (10,495)	$ 42,651

	Yen		U.S. dollars (Note 1)
Net income (loss) per 1,000 shares	¥ 1,831	¥ (3,722)	$ 14.93

See accompanying notes.

Consolidated Interim Statements of Cash Flows

Six Months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Cash flows from operating activities:			
Income (loss) before income taxes	¥ 11,236	¥ (8,772)	$ 91,648
Depreciation	43,577	42,999	355,440
Interest and dividend income	(1,104)	(2,027)	(9,005)
Interest expense	15,127	15,649	123,385
Gain on sale of securities	(6,440)	(253)	(52,529)
Loss on write down of securities and investments	—	2,569	—
Equity in income of unconsolidated subsidiaries and affiliates	(2,138)	(620)	(17,439)
Reversal of allowance for special repairs	(5,913)	—	(48,230)
Gain from transfer of business	(2,351)	—	(19,176)
Amortization of prior service credit of pension plans	(3,488)	—	(28,450)
Special employees' retirement benefits	980	—	7,993
Effect of applying new accounting standard for retirement benefits	6,383	6,517	52,064
Gain on securities for contribution to employee pension plan	—	(8,866)	—
Loss on sales or disposal of plant and equipment	2,823	1,149	23,026
Decrease in trade receivables	26,352	48,079	214,944
Increase in inventories	(6,097)	(6,242)	(49,731)
Decrease in trade payables	(8,217)	(44,207)	(67,023)
Other	3,621	11,498	29,535
Subtotal	74,351	57,473	606,452
Cash received for interest and dividends	2,068	2,805	16,868
Cash paid for interest	(14,342)	(16,183)	(116,982)
Cash paid for special employees' retirement benefits	(1,645)	—	(13,418)
Cash paid for income taxes	(3,048)	(4,212)	(24,861)
Net cash provided by operating activities	57,384	39,883	468,059
Cash flows from investing activities:			
Purchase of plant and equipment and other assets	(28,785)	(37,721)	(234,788)
Proceeds from sale of plant and equipment and other assets	22,911	7,876	186,876
Purchase of investments in securities	(2,701)	(1,615)	(22,031)
Proceeds from sale of investments in securities	7,633	5,626	62,259
Decrease (increase) in short-term loans receivable	918	(1,705)	7,488
Long-term loans receivable	(309)	(151)	(2,520)
Proceeds from collection of long-term loans	532	461	4,339
Proceeds from transfer of business	21,055	21,413	171,737
Other	254	(2,869)	2,072
Net cash provided by (used in) investing activities	21,508	(8,685)	175,432
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(31,454)	1,293	(256,558)
Proceeds from issuance of long-term debt	49,702	18,338	405,400
Repayment of long-term debt	(70,206)	(77,128)	(572,643)
Proceeds from issuance of bonds	—	32,462	—
Repayment of bonds	(36,404)	(3,202)	(296,933)
Other	(4,855)	(37)	(39,600)
Net cash used in financing activities	(93,217)	(28,274)	(760,334)
Effect of exchange rate changes on cash and cash equivalents	(1,047)	951	(8,540)
Increase (decrease) in cash and cash equivalents	(15,372)	3,875	(125,383)
Cash and cash equivalents at beginning of the six months	115,292	126,187	940,391
Cash and cash equivalents of newly consolidated subsidiaries	107	410	873
Cash and cash equivalents at end of the six months	¥100,027	¥130,472	$815,881

See accompanying notes.

Consolidated Interim Statement of Stockholders' Equity

Six Months ended September 30, 2002 (unaudited)

	Millions of yen							
	Shares of common stock	Common stock	Additional paid-in capital	Accumulated deficit	Land revaluation	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at April 1, 2002	2,867,549,861	¥ 215,167	¥ 137,643	¥ (63,068)	¥ 2,437	¥ (73)	¥ (11,293)	¥ (128)
Net income				5,229				
Foreign currency translation adjustments							1,345	
Net unrealized holding losses on securities						(969)		
Bonuses to directors				(22)				
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method				(2)				
Effect of companies excluded from consolidation				(306)				
Effect of revaluation of land				82	(124)			
Treasury stock								(624)
Balance at September 30, 2002	2,867,549,861	¥ 215,167	¥ 137,643	¥ (58,087)	¥ 2,313	¥ (1,042)	¥ (9,948)	¥ (752)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Additional paid-in capital	Accumulated deficit	Land revaluation	Net unrealized holding gains (losses) on securities	Foreign currency translation adjustments	Treasury stock
Balance at April 1, 2002	$ 1,755,033	$ 1,122,700	$ (514,421)	$ 19,878	$ (595)	$ (92,113)	$ (1,044)
Net income			42,651				
Foreign currency translation adjustments						10,971	
Net unrealized holding losses on securities					(7,904)		
Bonuses to directors			(179)				
Effect of subsidiaries newly consolidated and affiliates newly accounted for by the equity method			(16)				
Effect of companies excluded from consolidation			(2,497)				
Effect of revaluation of land			669	(1,012)			
Treasury stock							(5,090)
Balance at September 30, 2002	$ 1,755,033	$ 1,122,700	$ (473,793)	$ 18,866	$ (8,499)	$ (81,142)	$ (6,134)

See accompanying notes.

Notes to Consolidated Interim Financial Statements

September 30, 2002 (Unaudited)

1. Presentation of Financial Statements

Kobe Steel, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting records in Japanese yen and in accordance with the provisions set forth in the Japanese Commercial Code and accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

The accompanying consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Annual Report of the Company to stockholders for the year ended March 31, 2002.

Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial interim statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying interim financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the consolidated interim financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the reader, using the prevailing exchange rate at September 30, 2002, which was ¥122.60 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Contingent Liabilities

At September 30, 2002, the Company and its consolidated subsidiaries were contingently liable for guarantees of loans of ¥11,200 million ($91,354 thousand). This figure includes contingent guarantees and letters of awareness of ¥709 million ($5,783 thousand).

Investor Information

Founded: September 1905

Incorporated: June 1911

Fiscal Year: April 1-March 31

Transfer Agent and Office:
The Mitsubishi Trust & Banking Corporation
11-1, Nagata-cho 2-chome, Chiyoda-ku,
TOKYO 100-8212, JAPAN

Listings and Quotations:
Kobe Steel is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, and the three other exchanges in Japan. Overseas, the Company's shares are listed on the London Stock Exchange. American Depositary Receipts for common stock are traded over the counter in the United States.

Depositary for American Depositary Receipts:
The Bank of New York Company, Inc.
101 Barclay Street, New York,
NY 10286, U.S.A.
Tel: (212) 815-2042 (U.S. toll free: 888-269-2377)
URL: http://www.adrbny.com

Investor Inquiries:
Japan
IR Group
Corporate Planning Department
Kobe Steel, Ltd.
9-12, Kita-Shinagawa 5-chome,
Shinagawa-ku, TOKYO 141-8688, JAPAN
Tel: (03) 5739-6043 Fax: (03) 5739-5973

U. S. A.
Kobe Steel USA Inc.
535 Madison Avenue,
New York, NY 10022, U.S.A.
Tel: (212) 751-9400 Fax: (212) 308-3116

E-mail: www-admin@kobelco.co.jp
URL: http://www.kobelco.co.jp

Printed in Japan on recycled paper